

December 10, 2010

Jason M. Kates
CEO and Director
rVue Holdings, Inc.
100 NE Third Avenue, Suite 200
Fort Lauderdale, Florida 33301

> **RE:** **rVue Holdings, Inc.**
> **Form 10-K for the Year ended January 31, 2010**
> **Filed March 11, 2010**
>
> **Form 8-K**
> **Filed May 19, 2010, as amended**
> **File No. 333-158117**
>
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **Filed November 12, 2010, as amended**

Dear Mr. Kates:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on May 19, 2010

Description of Our Business, page seven

1. We note your disclosure added in response to comment two from our letter dated November 29, 2010 that you provide Accenture and Mattress Firm content production and technical services on a monthly basis for a fixed monthly payment resulting in total

monthly revenue of approximately $33,000. However, such amount does not reconcile with that disclosed on page 11 and it appears that you should be earning over $40,000 a month based on the Mattress Firm agreement alone (as provided by Section 15 of Exhibit 10.19). Please advise and revise your disclosure to explain the apparent discrepancy.

2.   Expand your disclosure relating to your assumption of certain contract work from Argo for Accenture, AutoNation, and Mattress Firm on page 11 to disclose the material terms of, and file any written agreements relating to, such arrangements.

3.   We note your disclosure added to page seven of your Form 8-K/A and page one of your Form 10-Q/A in response to comment two from our letter dated November 29, 2010 that you expect to continue to receive revenues from Mattress Firm and Accenture during the next twelve months. However, Exhibits 10.19 and 10.20 indicate that your contracts with these companies are set to expire on December 31, 2010 and have not yet been extended. Please advise and revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

4.   We reissue comment five from our letter dated November 29, 2010. Please revise this section and your Form 10-Q for the period ending September 30, 2010 to provide robust disclosure about your network and administrative services' revenues as we note it remains the dominant contributor to the company's overall revenues and, as noted above, it appears that your contracts for the majority of such revenues are set to expire on December 31, 2010. Please revise to discuss in greater detail when your revenues in the network and administrative services segment are expected to stop. Please revise to clarify why you have not generated any significant revenues from transaction fees, which would appear to be the main focus of your business. Please also include a robust discussion of the prospects for your business over the next quarter and for the next 12 months.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Zitko, at (202) 551-3399, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Michael Francis, Esq.
        Christina Russo, Esq.
        Akerman Senterfitt

        Via Facsimile: 305.374.5095